Filed pursuant to Rule 424(b)(3)
                                                Registration File No. 333-66358


PROSPECTUS SUPPLEMENT No. 2
(To the Prospectus dated September 28, 2001)


                           ALAMOSA HOLDINGS, INC.

                     30,649,990 SHARES OF COMMON STOCK



                            SUPPLEMENT NO. 2 TO
                                 PROSPECTUS


         This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

         You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001, filed by us with the Securities and Exchange Commission, and prospectus supplement no. 1, filed by us with the Securities and Exchange Commission on October 18, 2001. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The Nasdaq National Market under the symbol "APCS." On October 29, 2001, the last reported sale price of one share of our common stock was $14.50.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITY COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

        The date of this prospectus supplement is October 30, 2001.

RECENT DEVELOPMENTS

         THIRD QUARTER OPERATING RESULTS. We added approximately 88,000 new subscribers in the third quarter, as our subscribers grew to approximately 404,000 at September 30, 2001, an increase of approximately 28% over total subscribers at June 30, 2001. Subscribers at September 30, 2001 were approximately 313,000 greater than subscribers at the end of the third quarter of 2000 for an increase of approximately 344%. Our churn rate for the third quarter of 2001 was approximately 2.7% compared to the second quarter churn rate of 2.4%.

         During the quarter ended September 30, 2001, we also added over 150 new base stations, increasing the total number of stations in service to approximately 1,250, and we increased our covered POPs from 10 million at the end of the second quarter to approximately 10.8 million at the end of the third quarter.

         Total revenue for the third quarter of 2001 was $107.8 million including subscriber revenue of $67.5 million, roaming revenue of $31.6 million and product sales of $8.7 million. Subscriber revenue represented a 27% and 318% increase over the second quarter of 2001 and the third quarter of 2000, respectively. Roaming revenue grew 31% and 554% over the second quarter of 2001 and the third quarter of 2000, respectively. Earnings before interest, taxes, depreciation and amortization, or EBITDA, excluding non-cash compensation were negative $11.3 million and negative $37.1 million for the quarter and nine months ended September 30, 2001. We reported net losses of $37.7 million and $99.4 million for the quarter and the nine months ended September 30, 2001, compared to net losses of $17.4 million and $45.9 million for the quarter and the nine months ended September 30, 2000.

         Average monthly revenue per user ("ARPU") was $92 for the third quarter including roaming and $63 without roaming, as compared to $91 and $62 for the second quarter of 2001 and $88 and $68 for the third quarter of 2000. Average minutes of use per month in the third quarter were approximately 510 per average subscriber including roaming and approximately 400 without roaming. Total system minutes of use were approximately 581 million for the quarter, compared to 420 million for the previous quarter. Minutes of use for the quarter included approximately 153 million inbound roaming minutes from Sprint PCS and other PCS customers. Outbound minutes of use on other PCS networks totaled approximately 123 million.

         At the end of the quarter, Alamosa had cash and cash equivalents of approximately $199 million, including restricted cash of $96.3 million, and committed but unused credit facilities of approximately $88 million. Capital expenditures for the third quarter were $33.3 million.

         A majority of the new subscribers added in the third quarter of 2001 signed up for plans subject to an account spending limit ("ASL"). Under the Sprint PCS service plans, customers who do not meet certain credit criteria can nevertheless select any plan offered subject to an ASL to control credit exposure. Prior to May 2001, these customers were required to make a deposit ranging from $125 to $200 that could be credited against future billings. In May 2001, the deposit requirement was eliminated on certain credit classes ("NDASL"). Since the modification in May 2001 to the NDASL, a majority of our new customer additions have been under the NDASL program. Sprint PCS has the right to end or materially change the terms of the ASL, NDASL or any other program in its sole discretion. If Sprint PCS chooses to do away with the ASL or NDASL program or reintroduce the deposit requirement, the growth rate we have experienced could decrease and the decrease may be significant.

         REVISED GUIDANCE. We are revising our guidance for the year ending December 31, 2001. For the fourth quarter of 2001, we expect net subscriber additions of 96,000 to 121,000. For the full year of 2001, we increased our guidance with respect to estimated year end subscribers to a range of 500,000 to 525,000 from the previous range of 425,000 to 465,000. Year-end covered POPs are expected to be approximately 11 million.

         EBITDA loss for 2001 is now expected to be in the range of negative $55 million to negative $60 million versus our previous guidance of negative $38 million to negative $53 million due to greater expected subscriber growth. Capital expenditure expectations for 2001 have decreased to a range of $140 million to $150 million from previous expectations of $155 million to $160 million.

         ARPU without roaming for the fourth quarter is expected to remain stable. ARPU with roaming is expected to decline, due to Sprint's lowering of the reciprocal rate announced in April and due to roaming revenue being spread over an increasing subscriber base. Churn is expected to be in the range of 2.5% to 3.0% for the year ended December 31, 2001.



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

                                                  ALAMOSA HOLDINGS, INC.

                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (dollars in thousands, except per share data)

                                                    For the three months ended            For the nine months ended
                                                          September 30,                         September 30,
                                                 ---------------------------------    ----------------------------------

                                                     2001               2000              2001                2000
                                                 --------------    ---------------    --------------     ---------------

Revenue:
    Subscriber revenue                           $      67,559     $      16,146      $     151,372      $      35,662
    Roaming revenue                                     31,594             4,828             67,204             10,973
                                                 --------------    ---------------    --------------     ---------------

        Total service revenue                           99,153            20,974            218,576             46,635
    Product sales                                        8,721             2,229             18,668              6,001
                                                 --------------    ---------------    --------------     ---------------

        Total revenue                                  107,874            23,203            237,244             52,636
                                                 --------------    ---------------    --------------     ---------------

Costs and expenses:
    Cost of service and operations                      67,698            15,139            154,620             34,104
    Cost of products sold                               16,591             4,605             35,150             11,637
    Selling and marketing                               31,367            11,569             73,929             25,762
    General and administrative expenses                  3,535             3,495             10,785             11,848
    Depreciation and amortization                       27,305             3,015             64,476              7,763
                                                 --------------    ---------------    --------------     ---------------

        Total costs and expenses                       146,496            37,823            338,960             91,114
                                                 --------------    ---------------    --------------     ---------------

        Loss from operations                           (38,622)          (14,620)          (101,716)           (38,478)

Interest and other income                                2,531             4,111             10,718             10,834
Interest expense                                       (23,626)           (6,961)           (58,289)           (18,314)
                                                 --------------    ---------------    --------------     ---------------

        Net loss before income tax benefit and
           extraordinary item                          (59,717)          (17,470)          (149,287)           (45,958)
Income tax benefit                                      22,005                --             53,311                 --
                                                 --------------    ---------------    --------------     ---------------

        Net loss before extraordinary item             (37,712)          (17,470)           (95,976)           (45,958)
Loss on debt extinguishment, net of tax                     --                --             (3,503)                --
                                                 --------------    ---------------    --------------     ---------------

        Net loss                                 $     (37,712)    $     (17,470)     $     (99,479)     $     (45,958)
                                                 ==============    ===============    ==============     ===============

        Net loss per common share, basic and
           diluted:
            Net loss before extraordinary item
                                                 $       (0.41)    $       (0.28)     $       (1.12)     $       (0.77)
            Loss on debt extinguishment, net
              of tax                                     --                --                 (0.04)             --
                                                 --------------    ---------------    --------------     ---------------

           Net loss                              $       (0.41)    $       (0.28)     $       (1.16)     $       (0.77)
                                                 ==============    ===============    ==============     ===============

        Weighted average common shares
           outstanding, basic and diluted           92,030,496        61,354,715         85,287,918         59,808,408
                                                 ==============    ===============    ==============     ===============

                                                              Supplemental operating information (unaudited)
                                                 -------------- -- --------------------------------- --- ---------------
                                                                               (Dollars)
Average revenue per user without roaming (ARPU
   without roaming)                              $          63     $          68      $          62      $          65

Average revenue per user with roaming (ARPU
   with roaming)                                 $          92     $          88      $          90      $          85

Cost per Gross Addition                          $         316     $         446      $         351      $         394

Cash Cost per User                               $          66     $          76      $          68      $          74




                                                          ALAMOSA HOLDINGS, INC.

                                                       CONSOLIDATED BALANCE SHEETS
                                               (dollars in thousands, except per share data)

                                                                            September 30,           December 31,
                                                                                 2001                   2000
                                                                          -------------------    --------------------
                                                                             (unaudited)
ASSETS

Current assets:
    Cash and cash equivalents                                             $           103,079    $           141,768
    Short-term investments                                                                 --                  1,600
    Accounts receivable, net of allowance for doubtful accounts                        53,428                 14,747
    Inventory                                                                           6,918                  2,753
    Prepaid expenses and other assets                                                   6,419                  3,027
    Deferred tax asset                                                                  1,762                     --
    Interest receivable                                                                   435                  1,046
                                                                          -------------------    --------------------

        Total current assets                                                          172,041                164,941

Property and equipment, net                                                           427,790                228,983
Notes receivable                                                                           --                 46,865
Debt issuance costs, net                                                               37,608                 13,108
Restricted cash                                                                        96,336                     --
Goodwill and intangible assets, net                                                   849,088                     --
Other non-current assets                                                                5,738                  4,501
                                                                          -------------------    --------------------

        Total assets                                                      $         1,588,601    $           458,398
                                                                          ===================    ====================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued expenses                                 $           103,760    $            61,386
    Current installments of capital leases                                                433                     36
                                                                          -------------------    --------------------

        Total current liabilities                                                     104,193                 61,422

Long term debt:
    Capital lease obligations                                                           2,237                  1,039
    Other non-current liabilities                                                       7,539                    735
    EDC credit facility                                                                    --                 54,524
    Deferred tax liability, net                                                       129,950                     --
     12 7/8% senior discount notes                                                    229,894                209,280
     12 1/2% senior notes                                                             250,000                     --
    13 5/8% senior notes                                                              150,000                     --
    Senior secured credit facility                                                    137,162                     --
                                                                          -------------------    --------------------

        Total long term debt                                                          906,782                265,578
                                                                          -------------------    --------------------

        Total liabilities                                                           1,010,975                327,000
                                                                          -------------------    --------------------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, $.01 par value; 10,000,000 shares authorized;
      no shares issued                                                                     --                     --
    Common stock, $.01 par value; 290,000,000 shares authorized,
      92,064,752 and 61,359,856 issued and outstanding, respectively
                                                                                          921                    614
    Additional paid-in capital                                                        792,290                245,845
    Retained earnings (deficit)                                                      (213,427)              (113,948)
    Accumulated other comprehensive income, net of tax                                 (1,228)                    --
    Unearned compensation                                                                (930)                (1,113)
                                                                          -------------------    --------------------

        Total stockholders' equity                                                    577,626                131,398
                                                                          -------------------    --------------------

        Total liabilities and stockholders' equity                        $         1,588,601    $           458,398
                                                                          ===================    ====================

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